Exhibit 99.1

Orphazyme A/S in restructuring

Company announcement

No. 16/2022

Ole Maaløes Vej 3, DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Voluntary delisting of ADSs has become effective

Copenhagen, Denmark, March 31, 2022 – Orphazyme A/S in restructuring (ORPHA.CO) (“Orphazyme” or the “Company”), a late-stage biopharmaceutical company, today announces that following the Company’s voluntary delisting of the Company’s American Depositary Shares (“ADSs”) representing its ordinary shares from Nasdaq Global Select Market (“Nasdaq Global”) (please see company announcement no. 12/2022) has become effective on March 31, 2022.

Following the delisting of the Company’s ADSs from Nasdaq Global, the Company has filed a Form 15 with the Securities and Exchange Commission (“SEC”) to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in respect of the ADS. The Company expects that the deregistration of the ADSs will become effective 90 days after the filing of the Form 25 with the SEC, which occurred on March 21, 2022.

The Company has also submitted a No Action Request to the SEC to obtain relief from filing the Company’s annual report on Form 20-F with the SEC for the financial year ended December 31, 2021, and certain other remaining reporting obligations under the Exchange Act.

For additional information, please contact

Orphazyme A/S in restructuring

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer+45 2898 9055

About Orphazyme

Orphazyme is a late-stage biopharmaceutical company developing arimoclomol for Niemann-Pick disease type C (NPC). Orphazyme is headquartered in Denmark. Orphazyme’s shares are listed on Nasdaq Copenhagen (ORPHA).

About arimoclomol

Arimoclomol is an investigational drug candidate that amplifies the production of heat shock proteins (HSPs). HSPs can rescue defective misfolded proteins and improve the function of lysosomes. Arimoclomol is administered orally, and has now been studied in 10 Phase 1, four Phase 2, and three pivotal Phase 2/3 trials. Arimoclomol has received Orphan Drug Designation (ODD) for NPC in the US and EU. Arimoclomol has received Fast-Track Designation (FTD), Breakthrough Therapy Designation (BTD), and Rare Pediatric Disease Designation (RPDD) from the U.S. Food and Drug Administration (FDA) for NPC. On June 17, 2021, Orphazyme received a Complete Response Letter from the FDA regarding its New Drug Application for arimoclomol for the treatment of NPC. The Company plans to request a Type C Meeting with the FDA in Q2 2022.

Forward-looking statement

This company announcement may contain certain forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995 and otherwise, including forward-looking statements about the deregistration of the ADSs and the underlying ordinary shares with the SEC. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to regulatory intervention. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.